Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: WPM
June 28, 2018	NYSE: WPM

WHEATON PRECIOUS METALS announces closing of

the cobalt streaming agreement from vale’s voisey’s bay mine

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. (“Wheaton” or the “Company”) is pleased to announce that it has completed the acquisition of a Cobalt Stream from a subsidiary of Vale S.A. ("Vale") (NYSE:VALE). Under the Cobalt Stream, Wheaton will be entitled to receive an amount of finished cobalt equal to a fixed percentage of cobalt production from the Voisey’s Bay mine. Wheaton has paid Vale an upfront cash consideration of US$390 million and will make ongoing payments of 18% of the Metal Bulletin market price (“cobalt spot price”) per cobalt pound delivered1. The upfront cash payment was paid by using amounts drawn from the Company’s US$2 billion revolving credit facility. The closing of this transaction is in conjunction with Vale completing a separate streaming agreement with Cobalt 27 Capital Corp. (“Cobalt 27”). Wheaton and Cobalt 27 have provided Vale with an aggregate of US$690 million in funding for the combined purchase of cobalt equal to 75% of Voisey's Bay cobalt production effective January 1, 2021.

As of January 1, 2021, Wheaton will be entitled to receive from Vale an amount of cobalt equal to 42.4% of the Voisey’s Bay mine cobalt production until the delivery of 31 million pounds of cobalt and an amount of cobalt equal to 21.2% of cobalt production thereafter for the life of mine. Voisey’s Bay is one of the lowest-cost, highest-margin nickel mines globally, ranking in the bottom half of the nickel cost curve2 and is located in Newfoundland and Labrador, Canada.

Full details of the transaction can be found in Wheaton’s news release dated June 11, 2018.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com

End Note

1) Production payment is set at 18% of cobalt spot prices, increasing to 22% upon the balance of upfront consideration being reduced to zero.

2) Based on Wood Mackenzie est. of 2nd quarter of 2018 by-product cost curve for nickel mines.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

•	the construction timeline, including completion, of the mine expansion, including the underground mines, at Voisey’s Bay by Vale;
•	the commencement and timing of delivery of cobalt by Vale under the Cobalt Stream; and
•	the receipt of cobalt by Wheaton of cobalt production in respect of Voisey’s Bay.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

•	that each party does not satisfy its obligations in accordance with the terms of the Cobalt Stream;
•	Vale does not meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay;
•	Vale is unable to commence, or the timing of delivery of cobalt by Vale is delayed or deferred under the Cobalt Stream or Wheaton is unable to sell its cobalt production delivered under the Cobalt Stream at acceptable prices or at all; and
•	the decrease in demand for cobalt, the decrease in uses for cobalt or the discovery of new supplies of cobalt, any or all of which could result in a decrease to the price of cobalt or a decrease in the ability to sell cobalt.

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:

•	Vale is able to meet the construction timeline, including anticipated completion, of the mine expansion, including the underground mines, at Voisey’s Bay;
•	Vale is able to commence and meet its timing for delivery of cobalt under the Cobalt Stream and Wheaton is able to sell cobalt production delivered under the Cobalt Stream at acceptable prices;
•	Vale meets its obligations under the development agreement with the Government of Newfoundland and Labrador and the impacts and benefits agreements with the Innu Nation and the Nunatsiavut government; and
•	the demand and uses for cobalt will not significantly decrease and the supply of cobalt will not significantly increase.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.